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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D. C. 20549
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                                   FORM 10-SB
                   General Form for Registration of Securities


                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                               WARPRADIO.COM, INC.
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              (Exact name of registrant as specific in its charter)


         Nevada                                               87-0538158
         ------                                               ----------
(State of Incorporation)                              (I.R.S. Employer I.D. No.)


                      6535 South Dayton Street, Suite 3000
                           Greenwood Village, CO 80111
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          (Address of principal executive offices, including zip code)

                                 (303) 799-9118
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              (Registrant's telephone number, including area code)

                                   Copies to:
                               Gary A. Agron, Esq.
                         5445 D.T.C. Parkway, Suite 520
                               Englewood, CO 80111

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                      ----
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                                (Title of Class)


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     (a) Business Development.

     WarpRadio.com, Inc. (the "Company") was organized under the laws of the State of Nevada, on March 23, 1995, under the name HomeQuest, Inc. for the purpose of acquiring the assets and operations of New Horizon Education, Inc. ("NHE"). The Company marketed educational and nutritional products through a network marketing plan. In June 1995, the Company assumed the operations of NHE and in August 1995, the Company purchased NHE. In March 1998, the Company (i) sold its operations, inventory, related fixed assets and other intangible assets and (ii) issued 638,889 shares to an investor in exchange for cash and debt assumption of $313,000. Pursuant to an Agreement and Plan of Reorganization (the "Agreement and Reorganization") between the Company and Web Audio & Radio Portal, Inc., a Colorado corporation ("WARP"), which was completed on September 30, 1999, the Company (i) reverse split its stock on the basis of one share for each 7.2 shares outstanding, (ii) purchased all of the stock of WARP and (iii) changed its name to "WarpRadio.com, Inc." All share information in this Registration Statement reflects the reverse stock split.

     (b) The Company's Business.

          (i) Overview.

     The Company owns and operates an Internet portal that broadcasts "streaming" radio station programming 24 hours a day, seven days a week through the World Wide Web (the "Web"). Visitors to the Company's Web site use their computers to listen to live, uninterrupted radio programming from more than 84 radio stations across the United States free of charge. The Company's audience benefits from the ability to receive local radio programming online (without the use of a traditional radio) and outside the listener's geographic area, allowing users to select from dozens of stations and formats. While listening to the Company's radio programming, users can continue to perform other tasks on their computers.

     Radio stations that join the Company's Web site deliver continuous, live audio feeds to the Company's servers through the use of a dedicated computer, a dedicated Internet connection and a soundboard connection. The Company has developed a unique barter arrangement with the radio stations available on its Web site. In exchange for continuously streaming the station's programming live over the Internet and providing each station with its own informational site on the Company's Web site, the Company receives two minutes of prime time advertising time per day. In addition, the Company has entered into licensing agreements with Broadcast Music, Inc. ("BMI") and the American Society of Composers, Authors and Publishers ("ASCAP"), whereby the Company has agreed to assume all Internet license and royalty fees traditionally paid by radio stations for each song they broadcast. Instead, the Company assumes responsibility for the license and royalty fees based upon a percentage of the Company's gross revenues, in the case of the BMI agreement, and a flat license fee, in the case of the ASCAP agreement. The Company believes that this is the only such arrangement of its kind and that it affords the Company a distinct advantage over its competitors who must pass along additional licensing and royalty fees to radio stations. The Company earns revenue by reselling the advertising time it receives from the radio stations on its Web site and by selling banner and other promotional advertisements on its Web site.

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          (ii) Industry Background.

     The Internet has grown rapidly in recent years, spurred by developments such as easy-to-use Web browsers, the availability of multimedia personal computers ("PCS") and the emergence of compelling Web-based content and commerce applications. The broad acceptance of the Internet Protocol standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow users to access the Internet and intranets. International Data Corporation ("IDC"), an independent Internet market research firm, expects the number of Internet users to grow 29% per year from approximately 142 million worldwide in 1998 to exceed 500 million by the end of 2003. In 1998, approximately 150 million devices were used to access the Internet. By the year 2002, IDC estimates that the number of Internet devices is expected to increase to more than 720 million, a compound annual growth rate of 37%. A number of factors are expected to fuel the growth of the Internet, including: (a) the increasing number of computers installed in homes and offices, (b) the decreasing cost of computers, (c) lower cost and more efficient Internet access,
(d) improving network infrastructure, (e) expanding Internet content, and (f) increasing familiarity with and acceptance of the Internet as a resource for consumers and businesses.

     The Internet has quickly evolved from a relatively simple mechanism for the delivery of text-based Web pages and electronic mail to a multimedia platform, providing an interactive world of information, entertainment and commerce. The resulting convergence of every day computer applications with communication, entertainment and commerce platforms permits the Internet to deliver content in such areas as music, sports, games, hobbies and shopping opportunities. The development of streaming audio media, a new technology that permits the simultaneous transmission and playback of digitized audio streams, allows the Internet to broadcast music, information, advertising and other content to hundreds of thousands of simultaneous listeners worldwide. Streaming audio combines the Internet's interactivity with traditional, more passive radio listening. According to a study performed in January 1999 by The Arbitron Company, 27% of Internet users have listened to Internet radio. The development of the Internet as a broadcast medium suggests a comparison to traditional radio.

     Broadcasting audio content over the Internet offers certain opportunities that are not generally available from traditional media. Currently available analog technology and government regulations limit the ability of radio stations to broadcast beyond certain geographic areas. Radios are not widely used in office buildings and other workplaces, where Internet access has become commonplace. Through the Internet, audio programming can be delivered to a large number of computer users who can listen to music from the broadcaster's Internet site while working on other applications. Moreover, Internet users can interact with the broadcast content by responding to advertising, voting in polls and obtaining additional information.

     In addition, atmospheric conditions and physical barriers can interfere with traditional radio transmissions. By contrast, Internet broadcasters transmit music and information using audio streaming technology, which has inherent advantages over traditional radio broadcasts, such as permitting the continuous transmission of music to a virtually unlimited geographic region. Because audio streams are transmitted in digitized form over telephone lines, they are unaffected by atmospheric or structural barriers. They may, however, be limited by Internet congestion and other factors unique to Internet traffic, such as a user's or broadcaster's computer hardware or software. At times when bandwidth is not available, Internet audio quality may not be as clear as traditional broadcast radio. However, as bandwidth increases, Internet audio quality is expected to improve and become comparable to, or even better than, the quality of traditional broadcast radio.

     In addition, traditional broadcasters are limited in their ability to measure or identify in real time the listeners of a program because they typically rely upon reports from companies, such as The Arbitron Company, that use statistical sampling methods to determine the size and demographic profile


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of the station's audience. As a result, traditional radio broadcasts generally must appeal to a broad spectrum of listeners to capture the widest possible market for their advertising. These companies periodically capture information regarding listening habits from a cross section of the market and then estimate the popularity of competing radio stations in the market. Web site audience traffic measurements, by contrast, are not limited to statistical sampling and can provide a more reliable measurement of listener traffic. Web sites or servers communicate and respond to incoming requests from Internet users. These servers can record listener and audience information on server log files and provide current and exact measurements of the number of listeners and the length of time listeners spend on a Web site. Internet broadcasters can provide highly specific information about a program's audience to content providers and advertisers. By using the Internet, targeted streaming audio content can be broadcast to a geographically dispersed audience of customers, suppliers, employees and stockholders at relatively low costs.

     In short, the convergence of the Internet's capabilities and attributes has accelerated the demand for live audio programming, leading to rapidly growing economic opportunities in Web-based broadcasting.

          (iii) The Company's Competition.

     Competition among Web sites that broadcast streaming audio content is intense and is expected to increase significantly in the future. The Company competes with Internet Service Providers ("ISPs"), radio stations and networks that aggregate audio content as well as originate their own Internet broadcasts. The Company expects competition to intensify and the number of competitors to increase significantly in the future. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services in the future. The Company also competes with online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. The Company believes that the principal competitive factors for attracting advertisers include the number of users accessing the Company's Web site, the demographics of the Company's users, the Company's ability to deliver focused advertising and interactivity through its Web site and the overall cost-effectiveness and value of the advertising offered by the Company.

          (iv) The Company's Strategy.

     The Company believes that in order to achieve success as an Internet audio broadcaster it must cost-effectively aggregate diverse and compelling content, implement a network capable of streaming audio programming to large audiences 24 hours a day, seven days a week, enhance brand awareness and develop an attractive, heavily trafficked advertising platform. The Company believes that it is able to rapidly and cost-effectively identify and secure licensing opportunities by entering into barter relationships with radio stations. By providing broadcasters with royalty-free, continuous audio streaming to hundreds of thousands of Internet listeners in exchange for two minutes of prime time advertising per day, the Company is able to eliminate many of the barriers the Company believes prevent most radio stations from broadcasting on the Internet. Continuously streaming audio over the Internet is extremely capital- and time-intensive and thus an unattractive and infeasible option for most radio

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stations. Indeed, broadcasting audio on the Internet requires that radio stations design, develop, integrate and maintain complex network elements, including extensive bandwidth, streaming licenses, equipment and technical expertise. The Company's licensing program, however, allows broadcasters and their advertisers to reach a vast and diverse audience without expending any capital or labor whatsoever.

     The Company has developed and implemented an extensive streaming audio aggregation and distribution network designed to ensure the broadcast quality of the content received from broadcasters and distributed to users. The Company is capable of simultaneously receiving audio content from hundreds of broadcasters through Internet network connections to the Company's servers. The audio streams are constantly monitored for quality through buffering software contained on the Company's servers and encoded prior to distribution. The Company employs multicasting technology to transmit streaming audio to the Internet where listeners access the broadcast through their own network connections. This network is designed to efficiently and securely broadcast live audio programming to a virtually unlimited audience.

     In order to augment the number of radio stations available on its Web site and expand its broadcast audience, the Company currently utilizes a majority of the advertising it receives under licensing agreements with radio stations to promote the Company's brand name. The Company believes that this is a cost-effective means by which to enhance brand awareness, increase demand for the Company's service and attract advertisers. By demonstrating to broadcasters and advertisers the Company's broad-based distribution and the ability to deliver associated traffic, the Company believes that its Web site provides an attractive platform for broadcasters and advertisers seeking to target specific users with rich, compelling content and advertising solutions.

          (v) Employees.

     As of the date hereof, the Company has thirteen full-time employees and one part-time employee.

     (c) Reports to Security Holders.

     As a result of its filing of this Form 10-SB, the Company will become subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These obligations include an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the "Commission") at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information of the operation of the Public Reference Room by calling the Commission at 1-800- SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

                                  RISK FACTORS

     In addition to the other information contained in this Registration Statement, the following risk factors should be considered carefully before investing in the Company. This Registration Statement contains forward-looking

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statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

     Limited Operating History; History of Losses; Negative Net Worth and Anticipation of Future Losses. The Company commenced its operations in March 1999 and expects a net loss for the foreseeable future. As of August 31, 1999, the Company had an accumulated deficit of $352,438 and a negative net worth of $348,446. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company and its prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the market for Internet broadcasting, business services and advertising. To achieve and sustain profitability, the Company believes it must, among other things, (i) provide compelling and unique content to Internet users, (ii) effectively develop new and maintain existing relationships with advertisers and broadcasters, (iii) continue to develop and upgrade its technology and network infrastructure, (iv) respond to competitive developments, (v) successfully introduce enhancements to its existing products and services to address new technologies and standards, (vi) effectively sell its inventory of radio ad spots and (vii) attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing these risks, and failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, the limited operating history of the Company makes the prediction of future operating results difficult or impossible. The Company expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. For these and other reasons, there can be no assurance that the Company will ever achieve profitability or, if profitability is achieved, that it can be sustained. See "Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Unpredictability of Future Revenues; Increase in Operating Expenses; Potential Fluctuations in Quarterly Operating Results. Because of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to forecast accurately its revenues. The market for the Company's services and the long-term acceptance of Web-based advertising are uncertain. The Company currently intends to increase substantially its operating expenses in order to, among other things, (i) expand its distribution network capacity, (ii) fund increased sales and marketing activities, (iii) acquire additional content, (iv) develop and upgrade technology and (v) purchase equipment for its operations. The Company's expense levels are based, in part, on its expectations with regard to future revenues, and to a large extent such expenses are fixed, particularly in the short term. To the extent the Company is unsuccessful in increasing its revenues, the Company may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce its operating expenses, causing it to forego potential revenue generating activities, either of which could cause a material adverse effect in the Company's business, results of operations and financial condition. The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include (i) the cost of acquiring and the availability of content, (ii) demand for Internet advertising, (iii) seasonal trends in Internet and advertising placements, (iv) the advertising cycles for, or the addition or loss of, individual advertisers, (v) the level of traffic on the Company's Web site, (vi) the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, (vii) price competition or pricing changes in Internet broadcasting services and in Internet advertising, (viii) the level of and seasonal trends in the use of the Internet,
(ix) technical difficulties or system downtime, (x) the cost to acquire

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sufficient bandwidth or to integrate efficient broadcast technologies, such as multicasting, to meet the Company's needs, (xi) the introduction of new products or services by the Company or its competitors and (xii) general economic conditions and economic conditions specific to the Internet, such as electronic commerce and online audio. Any one of these factors could cause the Company's revenues and operating results to vary significantly in the future. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could cause significant declines in the Company's quarterly operating results.

     The Company believes that advertising sales in traditional media, such as radio, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced than it is currently. As a result, the Company believes that its revenues from Web advertising sales have been affected by these cyclical factors and the Company expects its Web advertising sales generally to follow the quarterly trends of traditional media advertising. The foregoing factors could have a material adverse effect on the Company's business, results of operations and financial condition.

     Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore, it is possible that the Company's operating results in one or more quarters will fail to meet the expectations of securities analysts or investors. In such event, the price of the Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Barter Arrangements; Possible Inability to Recognize Revenue. The Company intends to barter its streaming services to radio stations in exchange for advertising time on the radio stations. Thereafter, the Company intends to sell the advertising time to third party advertisers. There can be no assurance that the Company will be able to sell the bartered advertising time, in which event the Company's cash flow, revenue and earnings, if any, will be negatively effected.

     Dependence on Radio Stations and Performance Rights Societies for Content; NonExclusive Rights. The Company's future success depends in large part upon its ability to aggregate and deliver streaming audio broadcast from radio stations over the Internet. Accordingly, the Company relies on radio stations to provide its content. The Company's ability to maintain its existing relationships with radio stations and to build new relationships with radio stations is critical to the success of its business. Although many of the Company's agreements with radio stations are for initial terms of more than one year, the radio stations may choose not to renew such agreements or may terminate such agreements prior to the expiration of their terms if the Company fails to fulfill its contractual obligations. The Company's inability to secure licenses from radio stations or performance rights societies, such as BMI or ASCAP, or the termination of a significant number of radio station agreements would decrease the availability of content that the Company can offer users. This may result in decreased traffic on the Company's Web site and, as a result, decreased advertising revenue, which could have a material adverse effect on the Company's business, results of operations and financial condition.

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     The Company's agreements with certain of its radio stations are nonexclusive, allowing many of the Company's competitors the ability to offer the same content now offered by the Company from such nonexclusive radio stations. Such direct competition could have a material adverse effect on the Company's business, results of operations and financial condition. See "Competition."

     License fees payable to radio stations, performance rights societies and other licensing agencies may increase in the future. There can be no assurance that the radio stations, performance rights societies and other licensing agencies will enter into agreements with the Company on terms acceptable to it. If the Company is required to pay increased licensing fees, such increased payments could have a material adverse effect on the Company's business, results of operations and financial condition. See "Government Regulation and Legal Uncertainty."

     Uncertain Acceptance of Streaming Audio Technology. The Company's success depends on the market acceptance of streaming audio technology provided by companies such as Microsoft Corporation ("Microsoft"). Prior to the advent of streaming technology, Internet users could not initiate the playback of audio clips until such content was downloaded in its entirety, resulting in significant waiting times. As a result, live broadcasts of audio content over the Internet or intranets were not possible. Early streaming audio technology suffered from poor audio quality. In addition, congestion over the Internet and packet loss may interrupt audio streams, resulting in unsatisfying user experiences. In order to receive streamed audio adequately, users generally must have multimedia PCS with certain microprocessor requirements and at least 28.8 kbps Internet access and streaming audio software. Users typically electronically download such software and install it on their PCS. Such installation may require technical expertise that some users do not possess. In addition, older versions of certain Web browsers may need to be reconfigured in order to receive streaming audio from the Company's Web site. Furthermore, in order for users to receive streaming media over corporate intranets, information systems managers may need to reconfigure such intranets. Because of bandwidth constraints on corporate intranets, some information systems managers may block reception of streamed audio. Widespread adoption of streaming audio technology depends on overcoming these obstacles, improving audio quality and educating customers and users in the use of streaming audio technology. If streaming audio technology fails to achieve broad commercial acceptance or such acceptance is delayed, the Company's business, results of operations and financial condition could be materially adversely affected. See "Competition."

     Uncertain Acceptance of the Internet as an Advertising Medium. The market for Internet advertising has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The Company's ability to generate advertising revenue will depend on, among other factors, (i) the development of the Internet as an advertising medium, (ii) pricing of advertising on other Web sites, (iii) the amount of traffic on the Company's Web site, (iv) the Company's ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers, (v) the development and expansion of the Company's advertising sales force and (vi) the establishment and maintenance of desirable advertising sales agency relationships. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Web-based advertising. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Web-based advertising or, if so persuaded, that they will find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely


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accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to enable Web-based advertising to become a significant advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers and upon growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, the Company's business, results of operations and financial condition could be materially adversely affected.

     Management of Growth. The Company has rapidly and significantly expanded its operations and anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. The Company expanded from two employees in March 1999, to thirteen employees by September 1999, and the Company expects to increase its personnel significantly in the near future. The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources and systems. To manage its growth, the Company must implement, improve and effectively utilize its operational, management, marketing and financial systems and train and manage its employees. Many of the Company's senior management have only recently joined the Company. These individuals have not previously worked together and are in the process of integrating as a management team. There can be no assurance that the Company will be able to effectively manage the expansion of its operations or that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to manage effectively the Company's growth could have a material adverse effect on the Company's business, results of operations and financial condition. See "Dependence on Key Personnel; Need for Additional Personnel."

     Risk of System Failure, Delays and Inadequacy; Single Site. The performance, reliability and availability of the Company's Web site and network infrastructure are critical to its reputation and ability to attract and retain users, advertisers and content providers. All of the Company's network infrastructure is located at a single, leased facility in Greenwood Village, Colorado. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, tornadoes and similar events. The Company does not presently have redundant facilities or systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers and, if sustained or repeated, could reduce the attractiveness of the Company's Web site to such entities or individuals. In addition, because the Company's Web advertising revenues are directly related to the number of advertisements delivered by the Company to users, system interruptions that result in the unavailability of the Company's Web site or slower response times for users would reduce the number of advertisements delivered and reduce revenues.

     A sudden and significant increase in traffic on the Company's Web site could strain the capacity of the software, hardware and telecommunications systems deployed or utilized by the Company, which could lead to slower response times or system failures. The Company's operations also are dependent upon receipt of timely feeds from its content providers, and any failure or delay in the transmission or receipt of such feeds, whether due to system failure of the Company, its content providers or otherwise, could disrupt the Company's

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operations. The Company is also dependent upon Web browsers, ISPs and online service providers ("OSPs") to provide Internet users access to the Company's Web site. Users may experience difficulties accessing or using the Company's Web site due to system failures or delays unrelated to the Company's systems. These difficulties may negatively affect audio quality or result in intermittent interruption in programming. In addition, the Company relies on third party ISPs to provide hosting services with respect to some of the Company's content providers. Any sustained failure or delay could reduce the attractiveness of the Company's Web site to users, advertisers and content providers. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

     Security Risks. Despite the implementation of security measures, the Company's networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. The Company may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although the Company intends to continue to implement and utilize security measures, there can be no assurance that measures implemented by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing the Company's Web site, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Competition. The market for Internet broadcasting and services is highly competitive and the Company expects that competition will continue to intensify. The Company competes with (i) other Web sites, Internet portals and Internet broadcasters to acquire and broadcast streaming audio and to attract users and
(ii) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures faced by the Company, including those described below, will not have a material adverse effect on the Company's business, results of operations and financial condition. Most competitors have larger and more established sales organizations than the Company, greater name recognition and more established relationships with advertisers and advertising agencies than the Company. Such competitors may be able to undertake more extensive marketing campaigns, obtain a more attractive inventory of ad spots, adopt more aggressive pricing policies and devote substantially more resources to selling advertising inventory. The Company believes that the number of companies selling Web-based advertising and the available inventory of advertising space have recently increased substantially. Accordingly, the Company may face increased pricing pressure for the sale of advertisements. Reduction in the Company's Web advertising revenues would have a material adverse effect on the Company's business, results of operations and financial condition.

     Risks Associated with Traditional Media Advertising Sales. The Company is dependent, in part, on its ability to sell its inventory of radio ad spots obtained from stations in exchange for the Company's Internet broadcast of their programming. Selling radio advertising is highly competitive. The Company depends on WinStar Global Media, Inc. ("WinStar") to sell a majority of its radio ad spots. The Company's traditional media advertising sales efforts are focused on selling ads to traditional national advertisers in order to avoid competing with advertising sales efforts of its local radio station content providers. Sales of ad spots to national advertisers are typically sold at a


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lower cost per thousand ("CPM") than local advertising. The Company competes for traditional audio advertising sales with national radio stations. National radio networks typically have larger and more established sales organizations as compared to those of the Company. There can be no assurance that WinStar will continue to sell effectively the Company's inventory of ad spots or that competitive pressures with respect to traditional media advertising sales will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence on Providers of Streaming Audio Products. The Company relies on providers of streaming audio products, such as Microsoft, to provide a broad base of users with streaming audio software. The Company currently licenses software products that enable the broadcast of streaming audio from such companies and others. The Company may need to acquire additional licenses from such streaming audio companies to meet its future needs. Users are currently able to download electronically copies of the Microsoft's Media Player and Real Networks' RealPlayer software free of charge. If providers of streaming audio products substantially increase license fees charged to the Company for the use of their products, refuse to license such products to the Company or begin charging users for copies of their player software, such actions could have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence on Continued Growth in Use of the Internet and Streaming Audio Content on the Internet. Rapid growth in use of and interest in the Internet is a recent phenomenon and there can be no assurance that acceptance and use of the Internet will continue to develop or that a sufficient base of users will emerge to support the Company's business. Future revenues of the Company will depend largely on the widespread acceptance and use of the Internet as a source of multimedia information and entertainment and as a vehicle for commerce in goods and services. The Internet may not be accepted as a viable commercial medium for broadcasting audio content, if at all, for a number of reasons, including (i) potentially inadequate development of the necessary infrastructure, (ii) inadequate development of enabling technologies, (iii) lack of acceptance of the Internet as a medium for distributing streaming media content and (iv) inadequate commercial support for Web-based advertising. To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it. Furthermore, user experiences on the Internet are affected by access speed.

     Risk of Technological Change. The market for Internet broadcast services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Company to effectively use leading technologies, continue to develop its technological expertise, enhance its current services and continue to improve the performance, features and reliability of its network infrastructure. Changes in network infrastructure, transmission and content delivery methods and underlying software platforms and the emergence of new broadband technologies, such as xDSL and cable modems, could dramatically change the structure and competitive dynamic of the market for streaming media solutions. In particular, technological developments or strategic partnerships that accelerate the adoption of broadband access technologies or advancements in streaming and compression technologies may require the Company to expend resources to address these developments. There can be no assurance that the Company will be successful in responding quickly, cost effectively and sufficiently to these or other such developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by the Company to modify or adapt its Web site and services. A failure by the Company to rapidly respond to technological developments could have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence on Key Personnel; Need for Additional Personnel. The Company's performance and development is substantially dependent on the continued services of certain members of senior management, including Denise A. Sutton, Chief Executive Officer, and Gregory J. Liptak, President, as well as on the Company's ability to retain and motivate its other officers and key employees. The Company does not have "key person" life insurance policies on any of its officers or other employees. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical personnel and management. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key management and technical employees or that it will be able to attract or retain additional qualified technical personnel and management in the future. The inability to attract and retain the necessary technical personnel and management could have a material adverse effect upon the Company's business, result of operations and financial condition.

     Government Regulation and Legal Uncertainty. Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth or expose the Company to significant liabilities associated with content available on its Web site. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, content, taxation, defamation and personal injury), will not expose the Company to significant liabilities, significantly slow Internet growth or otherwise cause a material adverse effect on the Company's business, results of operations or financial condition.

     In November 1995, the Digital Performance Right in Sound Recordings Act of 1995 (the "Sound Recordings Act") was enacted. The Sound Recordings Act provides that the owners of sound recordings have certain exclusive performance rights in such recordings, and, if applicable to the Company, could require the Company to pay additional licensing fees for its broadcasts. The Company believes, however, that its broadcasts are exempt from such fees under the Sound Recordings Act. No assurance, however, can be given that the Company's belief is correct, particularly because the Sound Recordings Act has not yet been sufficiently interpreted. An interpretation of the Sound Recordings Act on this or other provisions of the Act that is adverse to the Company, could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company currently does not collect sales or other taxes with respect to the sale of services or products in states and countries where the Company believes it is not required to do so. One or more states or countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or countries that the Company should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Communications Decency Act of 1996 (the "CDA") was enacted in 1996. Although those sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the

Internet were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Although the Company does not currently distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined, and legislation similar to the CDA could subject the Company to potential liability, which in turn could have an adverse effect on the Company's business, financial condition and results of operations. Such laws could also damage the growth of the Internet generally and decrease the demand for the Company's products and services, which could adversely affect the Company's business, results of operations and financial condition.

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company will be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940, and consequently, any violation of such Act will subject the Company to material adverse consequences.

     Liability for Internet Content. As a distributor of Internet content, the Company faces potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that it broadcasts. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. The Company is currently in the process of obtaining general liability insurance. However, when such insurance is in place it may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. In addition, although the Company generally requires its content providers to indemnify the Company for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on the Company's business, results of operations and financial condition. See "Government Regulation and Legal Uncertainty."

     Control by Certain Stockholders. The Company's directors and executive officers beneficially own approximately 73% of the outstanding Common Stock. As a result, these stockholders, if they act as a group, will have a significant influence on all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such ownership may have the effect of delaying or preventing a change in control of the Company. See "Security Ownership of Certain Beneficial Owners and Management."

     Certain Anti-Takeover Provisions. Certain provisions of the Company's Articles of Incorporation (the "Articles") and Bylaws, as amended (the "Bylaws") will have the effect of delaying, deferring or preventing a change of control of the Company. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. These provisions provide, among other things, that the Board of Directors will be divided into three classes to serve staggered three-year terms following the first annual meeting after a public offering, that stockholders may not take actions by written consent and that the ability of stockholders to call special meetings will be restricted. The Company's indemnification agreements with directors and officers, the Company's Articles and Bylaws provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may be broad enough to include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management of the Company.

     Year 2000 Compliance. There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is in the process of working with its software vendors to assure that the Company is prepared for the year 2000. The Company has not verified that companies doing business with it are year 2000 compliant. The Company does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problem of either the Company or its users, customers or advertisers could have a material adverse effect on the Company's business, results of operations and financial condition.

     Penny Stock Disclosure. The Commission has adopted rules that define a "penny stock" as equity securities under $5.00 per share which are not listed for trading on Nasdaq (unless the issuer (i) has a net worth of $2,000,000 if in business for more than three years or $5,000,000 if in business for less than three years or (ii) has had average annual revenues of $6,000,000 for the prior three years). The Company's securities are characterized as penny stock, and therefore broker-dealers dealings in the securities are subject to the disclosure rules of transactions involving penny stock which require the broker-dealer, among other things, to (i) determine the suitability of purchasers of the securities and obtain the written consent of purchasers to purchase such securities and (ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional requirements imposed upon broker-dealers discourage them from engaging in transactions in penny stocks, which reduces the liquidity of the Company's securities.

     No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the Company's securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS.

     The following discussion of the Company's financial condition and results of operations for the period from March 16, 1999 (inception) to August 31, 1999 should be read in conjunction with the Company's financial statements, the notes related thereto and the other financial data included elsewhere in this Registration Statement.

     Results of Operations

     The Company is a development stage company that commenced operations on March 16, 1999. The Company's operations to date have been limited to organizing the Company, raising operating capital, hiring initial employees and preparing the Company's business plan. For this reason, the Company's results of operations will not have comparable data for previous years.

     Since inception on March 16, 1999, the Company hired its current management and employees, raised working capital for development and operations and launched the Company's Web site. The Company has no revenue to date, but has incurred approximately $344,459 of operating losses for the period ended August 31, 1999.

     During the period from March 16, 1999 (inception) to August 31, 1999, the Company's $344,459 operating loss was comprised primarily of the following:

     o $36,000 for advertising and marketing expenses, which primarily included industry publications.

     o $199,000 for general and administrative expenses, which primarily included $144,000 for salaries and related expenses, $22,000 for professional fees and $33,000 for other office and related expenses.

     o $67,000 for product and content development expenses, which primarily included $45,000 for Internet service costs and the Company's BMI and ASCAP Internet licenses.

     Liquidity and Capital Resources

     The Company anticipates that in the near term it will incur significant continuing losses due to ongoing substantial operating expenses offset by negligible revenue. The Company currently barters an average of two minutes of advertising inventory per day Monday through Sunday with each contracted radio station that uses the Company's streaming services. Although the Company entered into an agreement with WinStar Global Media, Inc. in October 1999 to represent the Company in reselling its advertising inventory, the Company does not expect to realize significant revenue in 1999. Rather, the Company has used its earned advertising inventory to promote its Web site and intends to continue to do so until it has accumulated enough advertising inventory to be marketable to national advertisers.

     Currently, the Company has commitments under non-cancelable operating leases for office facilities requiring payments from September 1, 1999 through October 31, 1999 of $11,342, from November 1, 1999 through October 31, 2000 of $68,052 and from November 1, 2000 through October 31, 2001 of $69,132.

     Since inception, the Company has received $550,000 to fund operations from the issuance of convertible promissory notes. During the period from March 16, 1999 (inception) to August 31, 1999, the Company incurred interest expense of $7,979 on these convertible promissory notes.

     The Company expects to incur significantly higher costs, particularly marketing and advertising costs, products content and development costs, general and administrative costs and additional technology and equipment purchase costs during the remainder of the calendar year in order to expand the Company's business. The Company expects to expend the largest portion of existing capital on increasing the Company's technical staff, adding key management level employees and purchasing additional technology and equipment. The Company believes that its current capitalization will be sufficient to meet the Company's working capital and capital expenditure needs for the next six months. The Company may, however, need additional funds to respond to competitive pressures or to acquire complementary products, features or technologies.

     Year 2000 Issue

     The Company depends on the delivery of information over the Internet, a medium which is susceptible to the "Year 2000 Issue." The "Year 2000 Issue" is typically the result of limitations of certain software written using two digits rather than four to define the applicable year. If software with date-sensitive functions is not Year 2000 compliant, it may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 Issue could result in system failure or miscalculations causing significant disruption to the Company's operations, including, among other things, interruptions in Internet traffic, accessibility of the Company's Web site, delivery of streaming audio or other features of the Company's services. It is possible that this disruption will continue for an extended period of time.

     The Company depends on information contained primarily in electronic format in databases and computer systems maintained by third parties and the Company. The disruption of third party systems or the Company's systems interacting with these third party systems could prevent the Company from delivering streaming audio in a timely matter which could have a material adverse effect on the Company's business and results of operations.

     The Company has assessed its information technology equipment and systems, which includes its development servers, workstations and production server monitoring software. The Company also uses multiple software systems for internal business purposes, including e-mail, office software and word processing. All of the Company's equipment and software has been purchased in the last six months. The Company does not believe that its systems contain Year 2000 deficiencies. However, the Company is currently conducting its own tests to determine to what extent software running on any of the Company's hardware platforms fails to properly recognize Year 2000 dates.

     The Company has identified and assessed non-information technology embedded systems such as its telephone system and voice mail and the Company believes that such systems do not present Year 2000 Issues.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company subleases 2,709 square feet of office space from Webster Audio Products, Inc., an affiliate of the Company, at 6535 South Dayton Street, Suite 3000, Greenwood Village, CO 80111. The Company currently pays $5,671 per month for the office space on a lease which expires on October 31, 2001. The Company believes the terms of the lease are fair, reasonable and consistent with terms offered by non-affiliated companies in the same market area.

     The Company owns no property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the Common Stock ownership of (i) each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, (ii) each director individually and (iii) all officers and directors of the Company as a group as of September 30, 1999. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial. The address of each owner is in care of the Company at 6535 South Dayton Street, Suite 3000, Greenwood Village, CO 80111.

Name                        Number of shares             Percent of class
--------------------------------------------------------------------------------

Denise A. Sutton                  6,369,500                     70.8%

All officers and                  6,569,500                     73.0%
directors as a
group (3 persons)

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company, their ages and present positions held in the Company are as follows:

Name                       Age              Position
----                       ---              --------

Denise A. Sutton           41               Chief Executive Officer, Secretary
                                            and Director

Gregory J. Liptak          28               President

Jo Saari Hadley            45               Vice President

     The Company's directors serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The Company's officers serve at the discretion of the Company's Board of Directors, until their death, or until they resign or have been removed from office.

     There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. The activities of each director and officer are material to the operation of the Company. No other person's activities are material to the operation of the Company.

Denise A. Sutton - Chief Executive Officer, Secretary and Director

     Ms. Sutton has served as the Company's Chief Executive Officer, Secretary and the sole member of its Board of Directors since March 1999. From October 1995 to February 1999, Ms. Sutton managed Webster Audio Products, Inc., a radio production company in Greenwood Village, Colorado. Ms. Sutton served as an internal auditor for Joslins from September 1994 to August 1996 and was a Schwab 500 Representative with Charles Schwab from January 1992 to July 1994.

Gregory J. Liptak - President

     Mr. Liptak has served as the Company's President since July 1999. From March 1998 to July 1999, Mr. Liptak was a Web Consultant for RMI.Net, an e-commerce and convergent telecommunications company in Denver, Colorado. Mr. Liptak served as Marketing Director for the ISP Report, a Denver-based monthly financial newsletter for the Internet service provider market from December 1997 to February 1998. From March 1994 to December 1998, Mr. Liptak was a Regional Manager for the Sega Channel and from May 1993 to March 1994, Mr. Liptak was an Account Executive for Telecommunications, Inc. Mr. Liptak holds a B.S. in Business Administration - Marketing from Colorado State University.

Jo Saari Hadley - Vice President

     Ms. Hadley has served as the Company's Vice President since March 1999. From May 1997 to March 1999, Ms. Hadley was an independent contractor with Webster Audio Products, Inc. Ms. Hadley founded and operated The Well Wisher, a gift basket and balloon business in Denver, Colorado from August 1994 to April 1997 and was a Veterinary Technician for Centaurion Animal Hospital from January 1991 to July 1994.

ITEM 6. EXECUTIVE COMPENSATION.

     The following summary compensation table sets forth information concerning the compensation paid to the Company's officers and directors during the calendar years ended December 31, 1996, 1997 and 1998:

                                            Summary Compensation Table

                                         Annual Compensation           Long Term Compensation
                                         -------------------           ----------------------
                                                          Other                           Securities      All other
Name and                                                  annual           Restricted     underlying       compen-
principal position         Year     Salary    Bonus     compensation      stock awards     options         sation
------------------         ----     ------    -----     ------------      ------------    ----------      ----------
Howard Ruff,               1996     $31,577     0             0                 0             0                0
President                  1997     $15,000     0             0                 0             0                0
                           1998     $     0     0             0                 0             0                0


     The Company pays Denise A. Sutton, Gregory J. Liptak and Jo Saari Hadley, the Company's executive officers, $60,000, $80,000 and $30,000, respectively. No officer or director of the Company has received compensation in excess of $100,000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In March 1998, the Company entered into an agreement with Phoenix Ink, LLC, a company owned by a former officer and shareholder of the Company. Pursuant to the agreement, the Company issued 4,600,000 shares of Common Stock to Phoenix in consideration for Phoenix purchasing the assets and assuming the liabilities of the Company and providing the Company with $50,000 in cash.

     In March, 1998, the Company transferred inventory, certain fixed assets, trademarks and other intangible assets with a book value of $143,395 to a former consultant of the Company, in payment of $27,340 in accrued wages payable resulting in a loss of $116,055.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, and 7,000,000 shares of Preferred Stock, $.001 par value per share. As of September 30, 1999, 9,000,000 shares of Common were outstanding. No Preferred Stock is currently outstanding.

     (a) Common Stock.

     All shares of Common Stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company. Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock currently outstanding are validly issued, fully paid and non-assessable.

     (b) Preferred Stock.

     The Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine be resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights.

     (c) Dividends.

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

     (d) Transfer Agent.

     Interwest Transfer Company, 1981 E. Murray-Holladay Road, P.O. Box 17136, Salt Lake City, Utah 84117 is the Company's transfer agent.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     (a) Market Information.

     The Company's Common Stock currently trades on the over-the-counter bulletin board market under the symbol WRPR. Prior to the effective date of the Agreement and Reorganization (September 30, 1999), the Company's Common Stock traded on the over-the-counter bulletin board market under the symbol HOMQ. The following table sets forth the high and low bid prices for the Company's Common Stock within the last two fiscal years and the subsequent interim period. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter ended                               Low bid            High bid
-------------                               -------            --------

  3/31/97                                   $ 36.00            $ 86.40
  6/30/97                                   $ 14.40            $ 72.00
  9/30/97                                   $ 14.40            $ 39.60
 12/31/97                                   $  4.50            $ 21.60
  3/31/98                                   $  3.60            $  9.00
  6/30/98                                   $  3.15            $ 14.40
  9/30/98                                   $  4.50            $ 11.70
 12/31/98                                   $   .90            $  4.50
  3/31/99                                   $  1.35            $  1.80
  6/30/99                                   $  1.80            $  2.70
  9/30/99                                   $  1.80            $  2.70


     (b) Holders.

     As of September 30, 1999, a total of 9,000,000 shares of the Company's Common Stock were outstanding and there were 45 holders of record of the Company's Common Stock.

     (c) Dividends.

     The Company has not paid any dividends since it is inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and, to its knowledge, no action, suit or proceedings against it has been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements on accounting and financial disclosures nor any change in accountants from the inception of the Company through the date of this Registration Statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In March 1998, the Company issued 4,600,000 shares of Common Stock to Phoenix in consideration for Phoenix purchasing the remaining assets and assuming full responsibly for all the remaining liabilities of the Company and providing the Company with $50,000 in cash.

     Between April 1999 and October 1999, the Company raised $550,000 from the issuance of promissory notes convertible into the Company's Common Stock at $1.00 per share.

     Pursuant to the Agreement and Reorganization, the Company reverse split its outstanding securities in September 1999 on the basis of 1:7.2 and issued 7,500,000 post-split shares of Common Stock to the stockholders of WARP to purchase all of the stock of WARP.

     All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and Bylaws provide for indemnification of the Company's officers, directors and controlling persons. The Articles of Incorporation provide that no director or officer shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by Nevada law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     The Company's Bylaws provide that any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that such person or such person's testator or intestate is or was a director, officer, or employee of the Company, or of any corporation which such person, the testator, or intestate served as such at the request of the Company, shall be indemnified by the Company against expenses reasonably incurred by such person or imposed on such person in connection with or resulting from the defense of such action, suit, or proceeding and in connection with or resulting from any appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such officer, director, or employee was liable to the Company, or to such other corporation, for negligence or misconduct in the performance of such person's duty. The term "expense" shall include all obligations incurred by such person for the payment of money, including, without limitation, attorney's fees, judgments, awards, fines, penalties and amounts paid in satisfaction of judgment or in settlement of any such action, suit, or proceeding, except amounts paid to the Company or such other corporation by such person.

     Section 78.751 of the Nevada Revised Statutes allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements                                                      Page
--------------------                                                      ----

         Proforma Unaudited Combined Condensed Financial
         Statements of Web Audio & Radio Portal, Inc. as of
         August 31, 1999 and for the eight months ended
         August 31, 1999.                                                  F-1

         Financial Statements of Web Audio & Radio Portal,
         Inc. As of August 31, 1999 and for the period from
         March 16, 1999 (date of inception) to August 31, 1999.            F-4

         Financial Statements of HomeQuest, Inc. as of
         December 31, 1998 and 1997 and for the years ended
         December 31, 1998 and 1997 and for the cumulative
         period from March 1, 1998 to December 31, 1998.                   F-15

         Unaudited Financial Statements of HomeQuest, Inc.
         as of June 30, 1999 and for the six months ended
         June 30, 1999 and for the cumulative period from
         March 1, 1998 to June 30, 1999.                                   F-29

                                    PART III

ITEMS 1 AND 2.    INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


Exhibit No.       Description
-----------       -----------

3.1               Articles of Incorporation, as amended, of the Registrant.

3.2               By-laws of the Registrant.

4.1               Specimen Stock Certificate of the Registrant.

10.1              Agreement and Plan of Reorganization between HomeQuest, Inc.
                  and Web Audio & Radio Portal, Inc.

10.2              Internet Licensing Agreement with Broadcast Music, Inc.

10.3 Internet Licensing Agreement with American Society of Composers, Authors and Publishers.

10.4              Form of licensing agreement with radio stations.

10.5              Office lease of the Registrant.

23.1              Consent of Angell & Deering.

23.2              Consent of Pritchett, Siler & Hardy, P.C.

27.1              Financial Data Schedule of Web Audio & Radio Portal, Inc.

27.2              Financial Data Schedule of HomeQuest, Inc.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  WARPRADIO.COM, INC.


                                  By:  /s/  Denise A. Sutton
                                       -----------------------------------------
                                       Denise A. Sutton, Chief Executive Officer

                                Date:  11-15-99

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                               Title                         Date

/s/  Denise A. Sutton
----------------------
Denise A. Sutton               Chief Executive Officer,        November 15, 1999
                               Chief Financial Officer
                               (Principal Accounting
                               Officer), Secretary and
                               Director
/s/  Gregory J. Liptak
----------------------
Gregory J. Liptak              President                       November 15, 1999

/s/  Jo Saari Hadley
----------------------
Jo Saari Hadley                Vice President                  November 15, 1999

                               WARPRADIO.COM, INC.
               UNAUDITED PROFORMA COMBINED CONDENSED BALANCE SHEET
                                 AUGUST 31, 1999

The following unaudited proforma combined balance sheet gives effect to the merger of Web Audio & Radio Portal, Inc. ("Warp") and HomeQuest, Inc. ("HomeQuest") in a transaction accounted for as a reverse acquisition and purchase of HomeQuest by Warp for accounting purposes. The proforma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated nor is it necessarily indicative of future operating results or financial position. The unaudited proforma balance sheet gives effect to the merger as if it had occurred on August 31, 1999. This proforma balance sheet should be read in conjunction with the accompanying notes and related historical financial statements and notes thereto of Warp and HomeQuest included elsewhere herein.

                                                                                                  Proforma        Proforma
ASSETS                                                              Warp        HomeQuest       Adjustments       Combined
------                                                              ----      ------------     -------------      ---------
Current Assets:
   Cash and cash equivalents                                     $   8,496    $         --     $          --      $   8,496
   Prepaid expenses                                                  3,925              --                --          3,925
                                                                 ---------     -----------     -------------      ---------

     Total Current Assets                                           12,421              --                --         12,421
                                                                 ---------     -----------     -------------      ---------

Property and Equipment, at cost:
  Office equipment                                                  57,283              --                --         57,283
  Furniture                                                          1,788              --                --          1,788
                                                                 ---------     -----------     -------------      ---------
                                                                    59,071              --                --         59,071
Less accumulated depreciation                                       (2,204)             --                --         (2,204)
                                                                 ---------     -----------     -------------      ---------

    Net Property and Equipment                                      56,867              --                --         56,867
                                                                 ---------     -----------     -------------      ---------

    Total Assets                                                 $  69,288    $         --     $          --      $  69,288
                                                                 =========    ============     =============      =========


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
----------------------------------------------
Current Liabilities:
  Accounts payable - trade                                       $  43,527    $         --     $          --      $  43,527
  Accrued expenses                                                  22,707              --                --         22,707
  Notes payable                                                    351,500              --                --        351,500
                                                                 ---------     -----------     -------------      ---------

     Total Current Liabilities                                     417,734              --                --        417,734
                                                                 ---------     -----------     -------------      ---------

Commitments and Contingencies                                           --              --                --             --

Stockholders' Equity (Deficit):
  Common stock                                                       3,992          37,200          (32,192)(1)       9,000
  Additional paid in capital                                            --       1,789,666       (1,794,674)(1)      (5,008)
  Deficit accumulated during the development stage                (352,438)     (1,826,866)       1,826,866 (1)    (352,438)
                                                                 ---------      ----------     -------------      ---------

     Total Stockholders' Equity (Deficit)                         (348,446)             --                --       (348,446)
                                                                 ---------    ------------     -------------      ---------

     Total Liabilities and Stockholders' Equity (Deficit)        $  69,288    $         --     $          --      $  69,288
                                                                 =========    ============     =============      =========



                                   The accompanying notes are an integral part of these
                                unaudited proforma combined condensed financial statements.

                                                               F-1




                               WARPRADIO.COM, INC.
          UNAUDITED PROFORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE PERIOD ENDED AUGUST 31, 1999

The following unaudited proforma combined statement of operations and per share data gives effect to the merger of Warp and HomeQuest in a transaction accounted for as a reverse acquisition and purchase of HomeQuest by Warp for accounting purposes. The proforma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated nor is it necessarily indicative of future operating results or financial position. The unaudited proforma statement of operations gives effect to the merger as if it had occurred on January 1, 1999. This proforma statement of operations should be read in conjunction with the accompanying notes and related historical financial statements and notes thereto of Warp and HomeQuest included elsewhere herein.

                                                                                              Proforma        Proforma
                                                               Warp          HomeQuest       Adjustments      Combined
                                                               ----          ---------       -----------      --------

Revenue                                                     $      --        $     --         $     --       $      --

Operating expenses                                            344,459          70,908           (70,908)(2)    344,459
                                                            ---------        --------         ---------      ---------

       Loss From Operations                                  (344,459)        (70,908)           70,908       (344,459)
                                                            ---------        --------         ---------      ---------

Other Income (Expense):
    Interest expense                                           (7,979)             --                --         (7,979)
                                                            ---------        --------         ---------      ---------

       Total Other Income (Expense)                            (7,979)             --                --         (7,979)
                                                            ---------        --------         ---------      ---------

       Net Income (Loss)                                    $(352,438)       $(70,908)        $  70,908      $(352,438)
                                                            =========        ========         ========       =========

Net Income (Loss) Per Basic and
  Diluted Share of Common Stock                                                                              $    (.04)

Weighted Average Number of Basic and
  Diluted Common Shares Outstanding                                                                          9,000,000









                         The accompanying notes are an integral part of these
                      unaudited proforma combined condensed financial statements.

                                                  F-2

                               WARPRADIO.COM, INC.
                 NOTES TO UNAUDITED PROFORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS



1. Basis of Presentation
   ---------------------
     On September 28, 1999, Warp executed an Agreement and Plan of Reorganization (the "Agreement") to merge with HomeQuest. The merger was effective September 30, 1999. Under the terms of the Agreement HomeQuest issued 7,500,000 shares of its common stock for all of the issued and outstanding shares of Warp's common stock. HomeQuest had 1,500,000 shares of common stock outstanding at the date of the merger. Since Warp's stockholders will own approximately 83% of the outstanding shares of common stock after the merger, Warp is treated as the acquiror for accounting purposes, whereas for legal purposes HomeQuest is the acquiror. In September 1999 HomeQuest changed its name to WarpRadio.Com, Inc. The merger will be treated as a recapitalization of Warp, similar to a reverse acquisition. In addition, 500,000 shares of common stock will be reserved for conversion of Warp's convertible notes and 500,000 shares of common stock will be reserved for a private placement of common stock.

     The proforma combined balance sheet gives effect to the merger with HomeQuest in a transaction accounted for as a reverse acquisition and purchase of HomeQuest by Warp. The transaction is reflected in the proforma balance sheet as if it occurred on August 31, 1999.

     The proforma combined condensed statement of operations gives effect to the merger with HomeQuest in a transaction accounted for as a reverse acquisition and purchase of HomeQuest by Warp. The transaction is reflected in the proforma statement of operations as if it occurred at the beginning of the period presented.

     The statement of operations for the period ended August 31, 1999 includes Warp's operations from March 16, 1999 (date of inception) to August 31, 1999. The operations for HomeQuest are included for the eight months ended August 31, 1999.

2. Proforma Net Income (Loss) Per Share of Common Stock
   ----------------------------------------------------
     The proforma net income (loss) per share of common stock is based on the weighted average number of common shares outstanding after giving effect to the merger.

3. Proforma Adjustments
   --------------------
     Adjustments to present the proforma combined condensed financial statements are as follows:

     1. Record the merger of Warp and HomeQuest in a stock for stock exchange as described above.

     2. Eliminate operations of HomeQuest in connection with the reverse acquisition treatment for accounting purposes.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Web Audio & Radio Portal, Inc.


We have audited the accompanying balance sheet of Web Audio & Radio Portal, Inc. (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the period from March 16, 1999 (date of inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Web Audio & Radio Portal, Inc. as of August 31, 1999 and the results of its operations and its cash flows for the period from March 16, 1999 (date of inception) to August 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $352,438 and, as of that date had a working capital deficiency of $405,313 and stockholders' deficit of $348,446. As discussed in Note 1 to the financial statements, the Company's significant operating losses and working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                    Angell & Deering
                                                    Certified Public Accountants


Denver, Colorado
September 21, 1999, except for the
last paragraph of Note 5 as to which
the date is September 30, 1999

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 AUGUST 31, 1999




                                     ASSETS
                                     ------


Current Assets:
  Cash and cash equivalents                                           $   8,496
  Prepaid expenses                                                        3,925
                                                                      ---------

    Total Current Assets                                                 12,421
                                                                      ---------
Property and Equipment, at cost:
   Office equipment                                                      57,283
   Furniture                                                              1,788
                                                                      ---------
                                                                         59,071
  Less accumulated depreciation                                          (2,204)
                                                                      ---------
     Net Property and Equipment                                          56,867
                                                                      ---------

     Total Assets                                                     $  69,288
                                                                      =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

Current Liabilities:
  Accounts payable - trade                                            $  43,527
  Accrued expenses:
   Interest                                                               7,979
   Payroll taxes                                                         14,728
  Notes payable                                                         351,500
                                                                      ---------
     Total Current Liabilities                                          417,734
                                                                      ---------

Commitments and Contingencies                                              --

Stockholders' Equity (Deficit):
  Common stock:  no par value, 50,000,000 shares
   authorized, 7,500,000 shares issued and outstanding                    3,992
  Deficit accumulated during the development stage                     (352,438)
                                                                      ---------
     Total Stockholders' Equity (Deficit)                              (348,446)
                                                                      ---------

     Total Liabilities and Stockholders' Equity (Deficit)             $  69,288
                                                                      =========


                     The accompanying notes are an integral
                       part of these financial statements.

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
        FOR THE PERIOD FROM MARCH 16, 1999 (INCEPTION) TO AUGUST 31, 1999


Revenue                                                             $      --

Operating expenses                                                      344,459
                                                                    -----------

     Loss From Operations                                              (344,459)
                                                                    -----------

Other Income (Expense):
  Interest expense                                                       (7,979)
                                                                    -----------

     Total Other Income (Expense)                                        (7,979)
                                                                    -----------

     Net Income (Loss)                                              $  (352,438)
                                                                    ===========

Net Income (Loss) Per Basic and
  Diluted Share of Common Stock                                     $      (.05)

Weighted Average Number of Basic and
  Diluted Common Shares Outstanding                                   7,500,000










                     The accompanying notes are an integral
                       part of these financial statements.


                                          WEB AUDIO & RADIO PORTAL, INC.
                                           (A Development Stage Company)
                              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                         FOR THE PERIOD FROM MARCH 16, 1999 (INCEPTION) TO AUGUST 31, 1999


                                                                                               Deficit
                                                                                             Accumulated
                                                              Common Stock                   During the
                                                              ------------                   Development
                                                        Shares               Amount             Stage
                                                        ------               ------             -----

Balance at March 16, 1999 (inception)                      --              $    --              $    --

Shares of common stock issued in March for
 services valued at $.0004 per share                  7,319,500                3,202                 --

Shares of common stock issued in July for
 services valued at $.004 per share                     180,500                  790                 --

Net loss for the period                                    --                   --               (352,438)
                                                      ---------            ---------            ---------

Balance at August 31, 1999                            7,500,000            $   3,992            $(352,438)
                                                      =========            =========            =========












                                      The accompanying notes are an integral
                                        part of these financial statements.

                                                        F-7

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD FROM MARCH 16, 1999 (INCEPTION) TO AUGUST 31, 1999



Cash Flows From Operating Activities:
  Net income (loss)                                                   $(352,438)
  Adjustments to reconcile net income (loss) to net
   cash (used) by operating activities:
   Depreciation                                                           2,204
   Common stock issued for services                                       3,992
   Changes in assets and liabilities:
    Prepaid expenses                                                     (3,925)
    Accounts payable                                                     43,527
    Accrued expenses                                                     22,707
                                                                      ---------

       Net Cash (Used) By Operating Activities                         (283,933)
                                                                      ---------

Cash Flows From Investing Activities:
  Capital expenditures                                                  (59,071)
                                                                      ---------
       Net Cash (Used) By Investing Activities                          (59,071)
                                                                      ---------

Cash Flows From Financing Activities:
  Proceeds from borrowing                                               351,500
                                                                      ---------
       Net Cash Provided By Financing Activities                        351,500
                                                                      ---------

       Net Increase in Cash and Cash Equivalents                          8,496

       Cash and Cash Equivalents at Beginning of Period                    --
                                                                      ---------

       Cash and Cash Equivalents at End of Period                     $   8,496
                                                                      =========

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for:
   Interest                                                           $    --
   Income taxes                                                            --









                     The accompanying notes are an integral
                       part of these financial statements.

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies
   ------------------------------------------
     Description of Business
     -----------------------
          Web Audio & Radio Portal, Inc., (the "Company") was organized on March 16, 1999 as a Colorado corporation. The Company is in the development stage as is more fully defined in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Enterprises". Planned principal operations of the Company have not yet commenced and activities to date have been primarily organizational in nature.

          The Company offers radio stations streaming of their programs on the Internet to a worldwide audience. With the capability to bring live local radio programming from the backyard to the world instantly, the Company brings the world's radio programming to everyone. The service is offered through a barter agreement to exchange the streaming services for advertising time. Through the Company's search portal which lists all United States stations, and the latest streaming technology, web surfers can reach, find and listen to the stations of their choice.

          Additionally, the Company intends to look at a number of other areas of exposure and marketing to enhance its image through special promotions and joint ventures. The Company is also pursuing e-commerce products for the consumer and strategic alliances with business-to-business relationships.

     Basis of Presentation
     ---------------------
          The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional financing as may be required, and to increase sales to a level where the Company becomes profitable.

          The Company's continued existence is dependent upon its ability to achieve its operating plan. Management's plan consists of the following:

          1. Complete the merger with HomeQuest, Inc. (Note 5) and become a publicly-held company.
          2.   Obtain additional equity capital through a private placement of the Company's common stock to raise at least $1,000,000.
          3.   Achieve the Company's operating plan to provide audio streaming services to radio stations and others and achieve a level of sales that will result in positive cash flow to the Company.

     Stock Split
     -----------
          On September 21, 1999, the Company's shareholders adopted a resolution approving a 2.2857 for one stock split of the issued and outstanding common shares, effective September 21, 1999. All share information and per share data have been retroactively restated for all periods presented to reflect the stock split.

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies (Continued)
   -----------------------------------------------------
     Property and Equipment
     ----------------------
          Depreciation of the primary asset classifications is calculated based on the following estimated useful lives using the straight-line method.

                Classification                          Useful Life in Years
                --------------                          --------------------
              Office equipment                                    5
              Furniture                                           7

          Depreciation of property and equipment charged to operations is $2,204 for the period ended August 31, 1999.

     Cash and Cash Equivalents
     -------------------------
          For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

     Stock-Based Compensation
     ------------------------
          The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The Company will measure compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees".

     Long-Lived Assets
     -----------------
          In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company reviews for the impairment of long-lived assets and certain identifiable intangibles, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the estimated future cash flows is less than the carrying amount of the assets. No impairment losses have been identified by the Company.

     Income Taxes
     ------------
          Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities using enacted tax laws and rates for the years when the differences are expected to reverse.

     Net Income (Loss) Per Share of Common Stock
     -------------------------------------------
          Basic earnings per share is calculated using the average number of common shares outstanding. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

     Estimates
     ---------
          The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies (Continued)
   -----------------------------------------------------
     Estimates (Continued)
     ---------------------
          and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Current Notes Payable
   ---------------------
          10% unsecured convertible notes with interest
          due at maturity, one  year from the date of
          the note. The notes are convertible into common
          stock of the Company at $1.00 per share.                $351,500
                                                                  ========

3. Commitments and Contingencies
   -----------------------------
     Leases
     ------
          The Company leases its office facilities under noncancellable operating leases. The following is a schedule of future minimum lease payments at August 31, 1999 under the Company's operating leases that have initial or remaining noncancellable lease terms in excess of one year:

               Year Ending
               December 31,
               ------------
                  1999                                            $ 22,684
                  2000                                              68,232
                  2001                                              57,610
                                                                  --------

             Total Minimum Lease Payments                         $148,526
                                                                  ========

          Rent expense charged to operations was $10,036 for the period ended August 31, 1999.

     The Year 2000
     -------------
          The Company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Costs of addressing potential problems are expensed as incurred and are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. The Company has completed its analysis of its computerized systems and believes all of its hardware and software are Year 2000 compliant. However, if the Company or its vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner. While the Company does not at this time anticipate significant problems with suppliers, it will develop contingency plans, if required, with these third parties due to the possibility of compliance issues.

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


4. Income Taxes
   -------------
          The components of the provision for income taxes for the period ended August 31, 1999 are as follows:

          Current:
           Federal                                                       $  --
           State                                                            --
                                                                          -----
            Total                                                           --
                                                                          -----

          Deferred:
           Federal                                                          --
           State                                                            --
                                                                          -----
            Total                                                           --
                                                                          -----

          Total Provision For Income Taxes                               $  --
                                                                          =====

          The provision (benefit) for income taxes reconciles to the amount computed by applying the federal statutory rate to income before the provision (benefit) for income taxes as follows:

          Federal statutory rate                                           34%
          State income taxes, net of federal benefits                       3
          Valuation allowance                                             (37)
                                                                          ---

          Total                                                            --%
                                                                          ===

          The following is a reconciliation of the provision for income taxes to income before provision for income taxes computed at the federal statutory rate of 34%.

          Income taxes at the federal statutory rate                  $(119,829)
          State income taxes, net of federal benefits                   (11,631)
          Valuation allowance                                           131,460
                                                                      ---------

          Total                                                       $    --
                                                                      =========

          Significant components of deferred income taxes as of August 31, 1999 are as follows:

          Net operating loss carry forward                            $ 132,500
                                                                      ---------

          Total Deferred Tax Asset                                      132,500
                                                                      ---------

          Accelerated depreciation                                       (1,000)
                                                                      ---------

          Total Deferred Tax Liability                                   (1,000)

          Less valuation allowance                                     (131,500)
                                                                     ----------
          Net Deferred Tax Asset                                     $     --
                                                                     ==========

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


4. Income Taxes (Continued)
   -----------------------
          The Company has assessed its past earnings history and trends and expiration dates of carryforwards and has determined that it is more likely than not that no deferred tax assets will be realized. A valuation allowance of $131,500 as of August 31, 1999 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The net change in the valuation allowance for deferred tax assets was an increase of $131,500 for the period ended August 31, 1999. The Company will continue to review this valuation on a quarterly basis and make adjustments as appropriate.

          As of August 31, 1999 the Company had net operating loss carryforwards of approximately $360,000. The net operating losses can be carried forward twenty years to offset future taxable income. The net operating loss carryforwards expire in 2019.

5. Proposed Acquisition
   --------------------
          The Company entered into a letter of intent for a merger with HomeQuest, Inc. ("HomeQuest") on July 30, 1999. Under the terms of the Agreement HomeQuest will issue 7,500,000 shares of its common stock for all of the issued and outstanding shares of the Company's common stock. HomeQuest will have 1,500,000 shares of common stock outstanding at the date of the merger. Since the Company's stockholders will own approximately 83% of the outstanding shares of common stock after the merger, the Company is treated as the acquiror for accounting purposes, whereas for legal purposes HomeQuest is the acquiror. HomeQuest will change its name to WarpRadio.com, Inc. after the merger is completed. The merger will be treated as a recapitalization of the Company, similar to a reverse acquisition. In addition, 500,000 shares of common stock will be reserved for conversion of the Company's convertible notes and 500,000 shares of common stock will be reserved for a private placement of common stock after closing on the merger.

          The merger between the Company and HomeQuest was completed on September 30, 1999.

6. License Agreements
   ------------------
          In June 1999, the Company entered into a web site music performance agreement with Broadcast Music, Inc. ("BMI") for a non-exclusive license to perform publicly within the United States as part for the Company's web site to transmit over the Internet all musical works, the rights to public performance licenses of which BMI controls. The Agreement is for a one year period and expires June 30, 2000.

          The license fee is based one of two formulas, at the Company's option, with a minimum annual fee of $500, as follows:

          1. 1.75% of the Company's gross revenues generated by the Company's web site during the term of the Agreement.
          2. The greater of 2.5% of Music Area Revenues, as defined in the Agreement, or .25% of the Company's gross revenues generated by the Company's web site during the term of the Agreement.

                         WEB AUDIO & RADIO PORTAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


6. License Agreements (Continued)
   -----------------------------
          In July 1999, the Company entered into a license agreement with the American Society of Composers, Authors and Publishers ("ASCAP") for a license to publicly perform, by means of web site transmissions, non dramatic renditions of the separate musical compositions in ASCAP's repertory. The Agreement is effective June 1, 1999 and expires on December 31, 1999. ASCAP has agreed to an interim license fee of $20,000 for the period and the interim license fee is subject to retroactive adjustment as agreed by ASCAP and the Company or as determined by the Court. If the parties do not reach an agreement on final fees by December 31, 1999, the parties will either agree upon interim license fees for the period beginning January 1, 2000, or such interim license fees as may be fixed by the Court.

          The Company originally entered into an agreement with ASCAP in June 1999 which provided for a license fee calculated on a rate schedule based on the Company's clients' web sites available to web site users accessing the Company's web site. The agreement was revised as an interim license based on terms of ASCAP's consent decree with the United States.

7. Fair Value of Financial Instruments
   -----------------------------------
          Disclosures about Fair Value of Financial Instruments for the Company's financial instruments are presented in the table below. These calculations are subjective in nature and involve uncertainties and significant matters of judgment and do not include income tax considerations. Therefore, the results cannot be determined with precision and cannot be substantiated by comparison to independent market values and may not be realized in actual sale or settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used could significantly affect the results. The following table presents a summary of the Company's financial instruments as of August 31, 1999:

                                                       Carrying        Estimated
                                                        Amount        Fair Value
                                                        ------        ----------

           Financial Assets:
            Cash and cash equivalents                   $  8,496      $   8,496

           Financial Liabilities:
            Notes payable                                351,500        351,500

          The carrying amounts for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments. The fair value of the notes payable approximates fair value because of the market rate of interest on the notes.

8. Subsequent Events
   -----------------
     Debt Financing
     --------------
          The Company issued promissory notes in the amount of $148,500 for cash in September 1999. The terms of the promissory notes are the same as those issued prior to August 31, 1999 (See Note 2).

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
HOMEQUEST, INC.
Springville, Utah


We have audited the balance sheets of HomeQuest, Inc.[a development stage company] as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997, and for the cumulative period from March 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HomeQuest, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, and for the cumulative period from March 31, 1998 through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has no on-going operations, has current liabilities in excess of current assets, has sustained substantial losses from inception and has a stockholders' deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management's' plans in regards to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/s/ Pritchett, Siler & Hardy, P.C.

January 26, 1999
Salt Lake City, Utah


                                       HOMEQUEST, INC.

                                       BALANCE SHEETS

                                            ASSETS
                                                                                December 31,
                                                                    ------------------------------------
                                                                        1998                     1997
                                                                    -----------              -----------
CURRENT ASSETS:
     Cash                                                           $      --                $    35,507
                                                                    -----------              -----------
               Total Current Assets                                        --                     35,507

ORGANIZATION COSTS, net                                                     428                      795
                                                                    -----------              -----------
                                                                    $       428              $    36,302
                                                                    ===========              ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts Payable                                               $     2,909              $      --
     Net current liabilities of discontinued operations                    --                    415,884
                                                                    -----------              -----------
               Total Current Liabilities                                  2,909                  415,884

NET NON-CURRENT LIABILITIES OF DISCONTINUED
  OPERATIONS                                                               --                     30,484
                                                                    -----------              -----------
               Total Liabilities                                          2,909                  446,368
                                                                    -----------              -----------
STOCKHOLDERS' EQUITY (DEFICIT):
     Preferred stock, $.001 par value, 7,000,000
       shares authorized, 3,000,000 shares issued
       and outstanding                                                     --                      3,000
     Common stock, $.001 par value, 50,000,000
       shares authorized,7,200,000 and 2,372,920
       shares issued and outstanding                                      7,200                    2,373
     Additional paid in capital                                       1,789,666                1,329,017
     Accumulated deficit                                             (1,759,367)              (1,744,456)
                                                                    -----------              -----------
                                                                         37,499                 (410,066)
               Less: Cash to be received for
                 common stock issued                                    (39,980)                    --
                                                                    -----------              -----------
               Total Stockholders' Equity (Deficit)                      (2,481)                (410,066)
                                                                    -----------              -----------
                                                                    $       428              $    36,302
                                                                    ===========              ===========




           The accompanying notes are an integral part of this financial statement.

                                              F-16



                                               HOMEQUEST, INC.
                                        [A Development Stage Company]

                                          STATEMENTS OF OPERATIONS


                                                                   For the Years                 Cumulative from
                                                                 Ended December 31,                March 1, 1998
                                                           -------------------------------            through
                                                             1998                1997            December 31, 1998
                                                           --------            -----------       -----------------
SALES                                                      $   --              $      --              $   --
COST OF SALES                                                  --                     --                  --
                                                           --------            -----------            --------
               Gross Profit (Loss)                             --                     --                  --
                                                           --------            -----------            --------
EXPENSES:
     General and administrative                              12,930                   --                12,930
     Amortization                                               367                   --                   306
                                                           --------            -----------            --------
OPERATING LOSSES                                            (13,297)                  --               (13,236)

OTHER EXPENSES:
     Interest expense                                         1,614                   --                  --
                                                           --------            -----------            --------
LOSS FROM OPERATIONS BEFORE INCOME
  TAXES                                                     (14,911)                  --               (13,236)

CURRENT TAX EXPENSE                                            --                     --                  --
DEFERRED TAX EXPENSE                                           --                     --                  --
                                                           --------            -----------            --------
LOSS FROM OPERATIONS BEFORE
   DISCONTINUED OPERATIONS                                  (14,911)                  --               (13,236)
                                                           --------            -----------            --------
DISCONTINUED OPERATIONS:
     Loss from discontinued network marketing
       operations (net of income taxes)                        --                 (846,252)               --
     Loss on disposal of network marketing
       operations (net of income taxes)                        --                  (58,302)               --
                                                           --------            -----------            --------
NET LOSS                                                    (14,911)           $   (904,554)          $(13,236)
                                                           --------            -----------            --------
LOSS PER COMMON SHARE
     Loss from continuing operations                       $   (.00)           $       (.00)          $   (.00)
     Loss from discontinued operations                         --                      (.37)              --
     Loss on disposal of discontinued Operations               --                      (.02)              --
                                                           --------            ------------           --------
LOSS PER COMMON SHARE                                      $   (.00)           $       (.39)          $   (.00)
                                                           --------            ------------           --------


                     The accompanying notes are an integral part of this financial statement.

                                                      F-17

                                                HOMEQUEST, INC.
                                        [A Development Stage Company]

                                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                               FROM DECEMBER 31, 1996 THROUGH DECEMBER 31, 1998


                                      Preferred Stock               Common Stock           Additional
                                  ------------------------    -------------------------     Paid in     Accumulated
                                    Shares        Amount        Shares         Amount       Capital       Deficit
                                  ----------     ---------    -----------    ----------    ----------     -----------
BALANCE, December 31, 1996         3,000,000    $    3,000      1,755,420    $    1,755   $   899,635    $   (839,902)

Issuance of common stock upon
  exercise of stock options for
  cash at $.67 per share,
  January - March, 1997                    -             -        607,500           608       404,392               -

Issuance of common stock for
  cash at $2.50 per share, May
  1997                                     -             -         10,000            10        24,990               -

Net loss for the year ended
  December 31, 1997                        -             -              -             -             -        (904,554)
                                  ----------     ---------    -----------    ----------    ----------     -----------
BALANCE, December 31, 1997         3,000,000         3,000      2,372,920         2,373     1,329,017      (1,744,456)

Common stock issued for accrued
  wages payable at approximately
  $.19 per share, January 1998             -             -         27,080            27         5,049               -

Common stock issued to retire,
  preferred stock, April, 1998    (3,000,000)       (3,000)       200,000           200         2,800               -

Common stock issued in
  connection with disposal of
  discontinued operations at
  approximately $.10 per share,
  March 1998                               -             -      4,600,000         4,600       452,800               -

Net loss for the year ended
  December 31, 1998                        -             -              -             -             -         (14,911)
                                  ----------     ---------    -----------    ----------    ----------     -----------
BALANCE, December 31, 1998
                                           -    $        -      7,200,000    $    7,200   $ 1,789,666    $ (1,759,367)
                                  ----------     ---------    -----------    ----------    ----------     -----------





                     The  accompanying  notes  are  an  integral  part  of  this financial statement.

                                                           F-18




                                               HOMEQUEST, INC.
                                        [A Development Stage Company]

                                          STATEMENTS OF CASH FLOWS

                                       NET INCREASE (DECREASE) IN CASH


                                                                             For the Years              Cumulative from
                                                                            Ended December 31,           March 1, 1998
                                                                        ---------------------------         through
                                                                          1998              1997        December 31, 1998
                                                                        ---------         ---------     -----------------
Cash Flows from Operating Activities:
     Net (loss)                                                         $ (14,911)        $(904,554)        $ (13,236)
                                                                        ---------         ---------         ---------
     Adjustments  to reconcile  net income
       (loss) to net cash used by operating
       activities:
       Depreciation and amortization                                          367            32,027               306
       Non-cash expense                                                      --             117,274              --
       Estimate future losses from discontinued operations               (183,872)          179,077          (193,761)
       Change in assets and liabilities:
           (Increase)  decrease in accounts receivable                       --             130,171              --
           (Increase)  decrease in prepaid expenses                          --              90,268              --
           (Increase)  decrease in inventory                                 --             (11,201)             --
           Increase (decrease) in bank overdraft                             --                --              47,722
           Increase  (decrease) in accounts payable                          --              40,344              --
           Increase  (decrease) in accrued expenses                         2,909            38,205            (1,031)
                                                                        ---------         ---------         ---------
               Total Adjustments                                         (180,596)         (616,165)         (146,764)
                                                                        ---------         ---------         ---------
               Net Cash Flows (Used) by Operating Activities             (195,507)         (288,389)         (160,000)
                                                                        ---------         ---------         ---------
Cash Flows from Investing Activities:
     Purchase of fixed assets                                                --             (10,529)             --
     Deposits, organizational costs and other assets                         --               1,423              --
                                                                        ---------         ---------         ---------
               Net Cash Flows (Used) by Investing Activities                 --              (9,106)             --
                                                                        ---------         ---------         ---------
Cash Flows from Financing Activities:
     Payments on notes payable - related party                               --             (34,997)             --
     Proceeds from sale of common stock                                   160,000           430,000           160,000
     Proceeds from notes payable                                             --             277,600              --
     Payments on notes payable                                               --            (416,740)             --
                                                                        ---------         ---------         ---------
               Net Cash Flows Provided by Financing Activities            160,000           255,863           160,000
                                                                        ---------         ---------         ---------
Net Increase (Decrease) in Cash                                           (35,507)          (41,632)             --

Cash at Beginning of Period                                                35,507            77,139              --
                                                                        ---------         ---------         ---------
Cash at End of Period                                                   $    --           $  35,507         $    --
                                                                        ---------         ---------         ---------

Supplemental Disclosures of Cash Flow information:
     Cash paid during the year for:
       Interest                                                         $   1,614         $  30,337         $    --
       Income taxes                                                     $    --           $    --           $    --


                                                    [Continued]

                                                        F-19


                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                            STATEMENTS OF CASH FLOWS

                         NET INCREASE (DECREASE) IN CASH


                                   [Continued]


Supplemental Schedule of Non-cash Investing and Financing Activities:

     For the year ended December 31, 1998:

          The Company transferred inventory, certain fixed assets, trademarks and other intangible assets with a book value of $143,395 to a former consultant of the company in payment of $27,340 in accrued wages payable resulting in a loss of $116,055, which was included in loss from discontinued operations as of December 31, 1997.

          The Company issued 200,000 shares of common stock in consideration for the cancellation of 3,000,000 shares of preferred stock.

          The Company entered into an agreement with Phoenix, Ink. (a company owned by an officer and shareholder of the Company) wherein the Company agreed to issued 4,600,000 shares to Phoenix, Ink. or it's designees in consideration for Phoenix, Ink purchasing the remaining assets and assuming full responsibilities for all the remaining liabilities of the Company. Over and above satisfying all of the Company's liabilities, Phoenix Ink. will provide $50,000 in cash to the Company. [See Note 2]

     For the year ended December 31, 1997:

          The Company wrote off approximately $117,000 in accounts receivable.

          The Company recorded an estimated future loss of $120,775 for the discontinuance of their network marketing operations and $58,302 from the disposal of the related inventory and fixed assets.








    The accompanying notes are an integral part of this financial statement.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation - The accompanying financial statements and notes were prepared by the Company and are the representations of the Company's management who is responsible for their integrity and objectivity. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at December 31, 1998 and 1997 have been made.

     Organization - The Company was incorporated on March 23, 1995 in the State of Nevada for the purpose of acquiring the assets and operations of New Horizon Education, Inc. ["NHE"], including its business concept, compensation plan, sales downline, and related marketing rights. The Company marketed educational and nutritional products through a network marketing plan. The Company took over the operations of NHE on June 1, 1995, and on August 1, 1995 signed a purchase agreement. During the year ended December 31, 1998, the company formalized a plan of disposition and disposed of the operations to prepare the Company for a possible reverse merger [See Note 2]. On March 1, 1998, the Company re-entered and is considered a development stage company as defined by SFAS. No. 7, due to the disposition of their operations and having no planned principal operations. Currently the Company is considering other business opportunities or possible business acquisitions.

     Organization Costs - The Company is amortizing its organization costs, which reflect amounts expended to organize the Company, over sixty [60] months using the straight line method.

     Income Taxes - The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes".

     Loss Per Share - The Company calculates earnings (loss) per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires the Company to present basic earnings per share and dilutive earnings per share when the effect is dilutive. [See
     Note 9] Dilutive loss per share is not presented because its effect is anti-dilutive.

     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard No.123, "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provision of SFAS No. 123, accordingly, the Company has elected to determine net income using previous accounting standards.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

     Reclassification - The financial statements for all periods presented have been reclassified to conform to the headings and classifications used in the December 31, 1998 financial statements.

     Recently Enacted Accounting Standards - SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 134, "Accounting for Mortgage-Backed Securities..." were recently issued. SFAS No. 130, 131, 132, 133 and 134 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - DISCONTINUED OPERATIONS

     The accompanying financial statements as of December 31, 1998 and 1997 have been reclassified to reflect management's decision to discontinue the operations of the Company. On February 17, 1998, the shareholders approved a plan to dispose of the Company's operation. The plan entailed effective March 1, 1998, the sale of the Company's network marketing operations, inventory, related fixed assets, and other intangible assets to a consultant of the Company in exchange for $27,340 in consulting fees owed him. The plan also approved the board of directors to seek and negotiate a reverse-takeover-type merger. The board of directors then approved an agreement with Phoenix Ink, a corporation owned by certain directors and shareholders of the Company, wherein Phoenix Ink, or its assignees purchased, 4,600,000 shares of the Company's common stock, a controlling interest of the Company's common stock, at approximately $.10 per share by clearing the Company of the remaining assets amounting to approximately $16,909, and assuming the remaining liabilities amounting to approximately $313,129 and providing the Company with $50,000 in cash. As of December 31, 1998, $10,020 of the $50,000 had been received; the remaining $39,980 has been recorded as contra equity. These transactions resulted in losses of $120,775. Losses from the discontinued operations for the year ended December 31, 1998 were $58,302. These losses along with the Company's result of operations for the year ended December 31, 1997 were recorded as loss from discontinued operation in the December 31, 1997 financial statements. The Shareholders further approved the Company's board of directors to seek and negotiate a reverse-takeover-type merger.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - DISCONTINUED OPERATIONS [Continued]

     Net current (liabilities) of discontinued operations of the Company consisted of the following at December 31, 1997:

                                                                    1997
                                                                -------------

                  Accounts receivable, net                      $      96,293
                  Inventory                                            70,512
                  Prepaid Expenses                                      2,323
                  Short-term notes payable                           (127,610)
                  Accounts payable                                   (141,316)
                  Accrued Expenses                                   (137,009)
                  Estimated future losses of
                    Discontinued operations                          (179,077)
                                                                -------------
                  Net current (liabilities) of
                    discontinued operations                     $    (415,884)
                                                                -------------

     Net non-current (liabilities) of discontinued operations of the Company consisted of the following at December 31, 1997:


                                                                    1997
                                                                -------------

                  Property and equipment, net                   $      75,400
                  Other assets, net                                     8,801
                  Notes payable                                       (20,000)
                  Notes payable - related party                       (94,685)
                                                                -------------
                  Net non-current (liabilities) of
                    discontinued operations                     $     (30,484)
                                                                -------------


     The following is a condensed proforma statement of operations that reflects what the presentation would have been for year ended without the reclassification required by discontinued operations accounting principles and the related sale of the assets:

                                                               December 31,
                                               1998                1997
                                           -------------       -------------
         Net sales                         $      89,895       $   1,103,852
         Cost of goods sold                      (27,641)           (377,091)
         Other operating expenses               (138,024)         (1,490,206)
         Other Income (expense)                   (2,165)             37,968
         Provision for taxes                           -                   -
                                             -----------         -----------
         Net loss                          $     (77,935)      $    (725,477)
                                             -----------         -----------
         Loss per share                    $        (.02)      $        (.31)
                                             -----------         -----------

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3 - RELATED PARTY TRANSACTIONS

     Agreement - During March 1998, the Company entered into an agreement with Phoenix, Ink. (a company owned by an officer and shareholder of the Company) wherein the Company agreed to issued 4,600,000 shares of common stock to Phoenix, Ink. or it's designees in consideration for Phoenix, Ink purchasing the remaining assets and assuming full responsibilities for all the remaining liabilities of the Company and providing the Company with $50,000 in cash. [See Note 2]

     Note Payable - On August 1, 1995, in connection with the purchase of assets from NHE, the Company issued a note payable to NHE for $337,055. The note provides a minimum monthly payment of $5,000 with the balance due at maturity on July 31, 1998. For the years ended December 31, 1997, payments of $34,997 have been made against the note and related accrued interest, leaving an unpaid principal balance of $94,685 at December 31, 1997. The Company has included in interest expense $6,544 interest as of December 31, 1997. During March 1998, the remaining balance of the note $90,344 was paid off in connection with Phoenix, Ink. purchasing the remaining assets and assuming the remaining liabilities of the Company.

     Common Stock - During April, 1998 the Company issued 200,000 shares of common stock to NHE in consideration for the cancellation of 3,000,000 shares of preferred stock.

     Related Party Advances - The Company routinely paid bills on behalf of NHE and the Company's president, which are treated as non-interest bearing advances. These advances were used to satisfy the payment requirements of the note payable to NHE.

NOTE 4 - NOTES PAYABLE

     During December 1995, the company gave a $50,000 note bearing interest at 12% and issued 3,000 shares of common stock, valued at $.67 per share and recorded as interest expense, to an individual in consideration for $50,000 cash. The note was due on February 1, 1996. During the year ended December 31, 1996 the Company paid the individual $25,000, with the remaining $25,000 in default. The Company has included in accrued expense $5,919 in accrued interest as of December 31, 1997. During May 1996, the Company issued another note (for $25,000) bearing interest at 12% and issued 3,000 shares of common stock, valued at $.67 per share and recorded as interest expense, to an individual in consideration for an additional $25,000 cash. The note was due August 15, 1996 and is also in default as of December 31, 1997. The Company has included $5,162 in accrued interest for the years ended December 31, 1997. During 1998, in connection with Phoenix Ink assuming the liabilities of the Company, the holder of the notes agreed to cancel the notes in consideration for a note issued them by Phoenix, Ink.

     The Company has arranged for the financing of some of their sales wherein the related receivable is held as collateral on short-term borrowings. During 1998, the short-term borrowings and related receivables were assumed by Phoenix Ink. [See Note 2].

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 - NOTES PAYABLE [Continued]

     During the year ended December 31, 1996 the Company gave four convertible notes payable to individuals for a total of $65,000. The notes bear interest at 10%, the interest is to be paid quarterly and the notes mature between April 15, 1999 and August 15, 1999. The notes are convertible into the Company's common stock at $.67 per share. As of December 31, 1996, three notes totaling $45,000 were converted to 67,500 shares of common stock with a $20,000 note remaining outstanding. During 1997 the remaining note payable accrued $2,143 interest with total accrued interest payable amounting to $3,508. During 1998, in connection with Phoenix Ink assuming the liabilities of the Company, the holder of the notes agreed to cancel the notes in consideration for a note issued him by Phoenix, Ink.

     During July 1997 the Company took a loan payable for the purchase of inventory. The balance outstanding at December 31, 1997 was $1,100 with related accrued interest of $90. During 1998, the loan and related accrued interest was paid off.

NOTE 5 - CAPITAL STOCK

     Preferred Stock - On November 18, 1996 the Company's Board of Directors approved to increase the authorized preferred shares from 5,000,000 to 7,000,000 with the par value to remain unchanged. The Company's 7,000,000 authorized shares of preferred stock have a $.001 par value with such rights, preferences and designations, and to be issued in such series as determined by the Board of Directors.

     On August 1, 1995, the Company agreed to designate and issue 3,000,000 shares of preferred stock to NHE in accordance with the NHE purchase agreement. The preferred stock has been designated by the board of directors as Series A preferred stock. The preferred shares are convertible to common shares at the rate of 75,000 shares for the first $500,000 of annual earnings and 75,000 shares for each $100,000 thereafter. The preferred shares have no voting rights. The preferred stock also has a liquidation preference of $.01 per share and a preference to receive any declared dividends before the common stockholders receive a dividend. During April 1998, the Company issued 200,000 shares of common stock in consideration for the cancellation of 3,000,000 share of preferred stock.

     Common Stock - During 1998, the Company issued 27,080 shares of common stock in settlement of $5,076 in accrued vacation.

     During March 1998, the Company issued 4,600,000 shares of common stock to Phoenix, Ink. (a company owned by an officer and shareholder of the Company) or it's designees in consideration for assuming all the remaining liabilities of the Company [See Note 2].

     Stock Options - The following table reflects the current non-compensatory options outstanding as of December 31, 1998:

       Number       Exercise        Number of            Option
      of Shares       Price     Shares Exercised       Outstanding       Vesting Date      Expiration Date
      ---------     ---------   ----------------       -------------   ---------------     ---------------
       360,000        $.67           262,500             97,500         July 18, 1996       July 18, 1999
       412,500        $.67           300,000            112,500        August 31, 1996     August 31, 1999
        15,000        $.67            15,000              --            July 21, 1996      August 1, 1999


                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - CAPITAL STOCK [Continued]

     Stock Based Compensation Plan - On November 18, 1995, the Board of Directors of the Company adopted and a majority of the stockholders approved a stock option plan. The plan provides for the granting of awards of up to 900,000 shares of common stock to key employees, officers, directors, consultants and sales representatives. The awards can consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards as described in the plan. Awards under the plan will be granted as determined by the board of directors.

     A summary of the status of the options granted under the Company's stock option plan and other agreements at December 31, 1998, and 1997, and changes during the periods then ended is presented in the table below:

                                             Year Ended                              Year Ended
                                          December 31, 1998                       December 31, 1997
                                      ----------------------------            ----------------------------
                                                  Weighted Average                        Weighted Average
                                      Shares       Exercise Price             Shares       Exercise Price
                                      ------      ----------------            --------    ----------------
     Outstanding at
       beginning of period              435,000         $.72                   532,500           $.70
     Granted                                  -            -                         -              -
     Exercised                                -            -                         -              -
     Forfeited                         (435,000)        $.72                   (60,000)          $.67
     Expired                                  -            -                   (37,500)          $.67
                                       --------      -------------            --------        ------------
     Outstanding at end of Period             -            -                   435,000           $.72
                                       --------      -------------            --------        ------------
     Exercisable at end of period             -            -                    99,000           $.72
                                       --------      -------------            --------        ------------
     Weighted average fair value
       of options granted                     -            -                     -                  -
                                       --------      -------------            --------        ------------

     During the year ended December 31, 1998 and 1997, no compensatory options were granted. During the year ended December 31, 1998, the remaining employees forfeited their options and the plan was terminated.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax and any available operating loss or tax credit carry forwards. At December 31, 1998, the company has available unused operating loss carryforwards of approximately $2,100,000 which may be applied against future taxable income and which expire through 2013. The amount and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effect of which cannot be determined. Because of the uncertainties surrounding the realization of the loss carry forwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance was a decrease of approximately $87,000. Because operations have ceased and with the substantial changes in the Company's ownership [See
     Note 2] it is doubtful that these tax benefits will ever be realized as there is an annual limitation on the amount of carryforwards which can be utilized.


NOTE 7 - COMMITMENTS AND CONTINGENTCIES

     Management believes that the Company is not liable for any existing liabilities related to its former operations, as the amounts were assumed by Phoenix, Ink. [See Note 2]. At December 31, 1998, there was still approximately $45,000 in unpaid contingent commissions payable and refunds payable that were assumed by Phoenix, Ink. The unpaid commissions are contingent upon collection of the related accounts receivable which were also assumed by Phoenix InK. There is the possibility that creditors and others seeking relief, which if not paid by Phoenix, Ink., may cause the Company to be included in claims and or lawsuits. The Company is not currently named nor is it aware of any such claims or suits against the Company. No amounts have been reflected or accrued in these financial statements for any contingent liability.

NOTE 8 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has recently sold their business operations and assets and is considered a development stage company with no on-going operations. In addition, the Company has experienced losses since inception, and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise additional funds through loans and/or through additional sales of its common stock or through the proposed acquisition of another company by issuing common stock. There is no assurance that the Company will be successful in raising this additional capital or finding a suitable acquisition.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to obtain additional financing, establish profitable operations or locate another company to acquire.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 9 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the periods ending December 31, 1998 and 1997:

                                                                                                    Cumulative from
                                                                          For the Years              March 1, 1998
                                                                       Ended December 31,              through
                                                                   1998                 1997        December 31,1998
                                                               --------------     ---------------   ----------------
     Loss available to common stockholders used in
        Loss per share                                                (14,911)    $      (904,554)  $       (13,236)
                                                               --------------     ---------------   ---------------
     Weighted average number of common shares used
        in earnings per share outstanding during the period         5,659,097           2,315,215         6,300,582
                                                               --------------     ---------------   ---------------

     Dilutive earnings per share was not presented as its effect is anti-dilutive. The Company had at December 31, 1998, options to purchase
     210,000 shares of common stock, respectively, at a price of $.67 per share, that were not included in the computation of diluted earnings per share because their effect was anti-dilutive.

                                      F-28



                                 HOMEQUEST, INC.

                             UNAUDITED BALANCE SHEET

                                     ASSETS

                                                                     June 30,
                                                                       1999
                                                                    -----------
CURRENT ASSETS:
     Cash                                                           $      --
                                                                    -----------
               Total Current Assets                                        --
                                                                    -----------
                                                                    $      --
                                                                    -----------

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts Payable                                               $     3,409
                                                                    -----------
               Total Current Liabilities                                  3,409

STOCKHOLDERS' DEFICIT:
     Preferred stock, $.001 par value, 7,000,000
       shares authorized, no shares issued
       and outstanding                                                     --
     Common stock, $.001 par value, 50,000,000
       shares authorized,7,200,000 shares issued
       and outstanding                                                    7,200
     Additional paid in capital                                       1,789,666
     Accumulated deficit                                             (1,765,795)
                                                                    -----------
                                                                        (31,071)
               Less: Cash to be received for
                 common stock issued                                    (34,480)
                                                                    -----------
               Total Stockholders' Deficit                               (3,409)
                                                                    -----------
                                                                    $      --
                                                                    -----------





    The accompanying notes are an integral part of this financial statement.

                                      F-29




                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                       UNAUDITED STATEMENTS OF OPERATIONS


                                           For the Six         Cumulative from
                                          Months Ended          March 1, 1998
                                             June 30,              through
                                              1999              June 30, 1999
                                            --------            -------------
SALES                                       $   --                $   --
COST OF SALES                                   --                    --
                                            --------              --------
               Gross Profit (Loss)              --                    --
                                            --------              --------
EXPENSES:
     General and administrative                6,000                18,930
     Amortization                                428                   734
                                            --------              --------
TOTAL EXPENSES                                (6,428)              (19,664)
                                            --------              --------
LOSS FROM OPERATIONS BEFORE INCOME
  TAXES                                       (6,428)              (19,664)

CURRENT TAX EXPENSE                             --                    --
DEFERRED TAX EXPENSE                            --                    --
                                            --------              --------
NET LOSS                                    $ (6,428)             $(19,664)
                                            --------              --------
LOSS PER COMMON SHARE                       $   (.00)             $   (.00)
                                            --------              --------








   The accompanying notes are an integral part of these financial statements.

                                      F-30



                                                       HOMEQUEST, INC.
                                                [A Development Stage Company]

                                         UNAUDITED STATEMENT OF STOCKHOLDERS' DEFICIT

                                           FROM MARCH 1, 1998 THROUGH JUNE 30, 1999


                                      Preferred Stock               Common Stock           Additional
                                  ------------------------    -------------------------     Paid in       Accumulated
                                    Shares        Amount        Shares         Amount       Capital         Deficit
                                  ----------     ---------    -----------    ----------    ----------     -----------
BALANCE, March 1, 1998             3,000,000         3,000      2,400,000         2,400     1,329,017      (1,744,456)

Common stock issued in
  connection with disposal of
  discontinued operations at
  approximately $.10 per share,
  March 1998                               -             -      4,600,000         4,600       452,800               -

Common stock issued to retire,
  preferred stock, April, 1998    (3,000,000)       (3,000)       200,000           200         2,800               -

Net loss for the period ended
  December 31, 1998                        -             -              -             -             -         (14,911)
                                  ----------     ---------    -----------    ----------    ----------     -----------
BALANCE, December 31, 1998                 -             -      7,200,000         7,200     1,789,666      (1,759,367)

Net loss for the period ended
  June 30, 1999                            -             -              -             -             -          (6,428)
                                  ----------     ---------    -----------    ----------    ----------     -----------
BALANCE, June 30, 1999                     -   $         -      7,200,000  $      7,200  $  1,789,666   $  (1,765,795)
                                  ----------     ---------    -----------    ----------    ----------     -----------








                       The accompanying notes are an integral part of this financial statement.

                                                       F-31

                                              HOMEQUEST, INC.
                                       [A Development Stage Company]

                                     UNAUDITED STATEMENTS OF CASH FLOWS

                                       NET INCREASE (DECREASE) IN CASH

                                                                             For the Six         Cumulative from
                                                                             Months Ended         March 1, 1998
                                                                               June 30,             through
                                                                                1999              June 30, 1999
                                                                              ---------           -------------
Cash Flows from Operating Activities:
     Net (loss)                                                               $  (6,428)           $ (19,664)
                                                                              ---------            ---------
     Adjustments to reconcile net income
       (loss) to net cash used by operating
       activities:
       Depreciation and amortization                                                428                  734
       Non-cash expense                                                            --                   --
       Losses from discontinued operations                                         --               (193,761)
       Change in assets and liabilities:
           Increase (decrease) in bank overdraft                                   --                 47,722
           Increase  (decrease) in accounts payable                                 500                  500
           Increase  (decrease) in accrued expenses                                --                 (1,031)
                                                                              ---------            ---------
               Total Adjustments                                                    928             (145,836)
                                                                              ---------            ---------
               Net Cash Flows (Used) by Operating Activities                     (5,500)            (165,500)
                                                                              ---------            ---------
Cash Flows from Investing Activities:
     Purchase of fixed assets                                                      --                   --
     Deposits, organizational costs and other assets                               --                   --
                                                                              ---------            ---------
               Net Cash Flows (Used) by Investing Activities                       --                   --
                                                                              ---------            ---------
Cash Flows from Financing Activities:
     Proceeds from sale of common stock                                           5,500              165,500
                                                                              ---------            ---------
               Net Cash Flows Provided by Financing Activities                    5,500              165,500
                                                                              ---------            ---------
Net Increase (Decrease) in Cash                                                    --                   --

Cash at Beginning of Period                                                        --                   --
                                                                              ---------            ---------
Cash at End of Period                                                         $    --              $    --
                                                                              ---------            ---------
Supplemental Disclosures of Cash Flow information:
     Cash paid during the period for:
       Interest                                                               $    --              $   1,614
       Income taxes                                                           $    --              $    --

Supplemental Schedule of Non-cash Investing and Financing Activities:
     For the period ended June 30, 1999:
       The Company expensed organization costs of $428





                       The accompanying notes are an integral part of these financial statements.

                                                     F-32


                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation - The accompanying financial statements and notes were prepared by the Company and are the representations of the Company's management who is responsible for their integrity and objectivity. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 1999 have been made.

     Organization - The Company was incorporated on March 23, 1995 in the State of Nevada for the purpose of acquiring the assets and operations of New Horizon Education, Inc. ["NHE"], including its business concept, compensation plan, sales downline, and related marketing rights. The Company marketed educational and nutritional products through a network marketing plan. The Company took over the operations of NHE on June 1, 1995, and on August 1, 1995 signed a purchase agreement. During the year ended December 31, 1998, the company formalized a plan of disposition and disposed of the operations to prepare the Company for a possible reverse merger [See Note 2]. On March 1, 1998, the Company re-entered and is considered a development stage company as defined by SFAS. No. 7, due to the disposition of their operations and having no planned principal operations. Currently the Company is considering other business opportunities or possible business acquisitions.

     Organization Costs - The Company expensed organization costs of $428, which reflect amounts expended to organize the Company, during the period ended June 30, 1999 in accordance with Statement of Financial Accounting Position No. 98-5.

     Income Taxes - The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes".

     Loss Per Share - The Company calculates loss per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires the Company to present basic loss per share and dilutive earnings per share when the effect is dilutive. [See Note 8] Dilutive earnings per share is not presented because its effect is anti-dilutive.

     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard No.123, "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provision of SFAS No. 123, accordingly, the Company has elected to determine net income using previous accounting standards.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 - DISCONTINUED OPERATIONS

     The accompanying financial statements as of June 30, 1999 have been reclassified to reflect management's decision to discontinue the operations of the Company. On February 17, 1998, the shareholders approved a plan to dispose of the Company's operation. The plan entailed effective March 1, 1998, the sale of the Company's network marketing operations, inventory, related fixed assets, and other intangible assets to a consultant of the Company in exchange for $27,340 in consulting fees owed him. The plan also approved the board of directors to seek and negotiate a reverse-takeover-type merger. The board of directors then approved an agreement with Phoenix Ink, a corporation owned by certain directors and shareholders of the Company, wherein Phoenix Ink, or its assignees purchased, 4,600,000 shares of the Company's common stock, a controlling interest of the Company's common stock, at approximately $.10 per share by clearing the Company of the remaining assets amounting to approximately $16,909, and assuming the remaining liabilities amounting to approximately $313,129 and providing the Company with $50,000 in cash. As of June 30, 1999, $15,520 of the $50,000 had been received; the remaining $34,480 has been recorded as contra equity. These transactions resulted in losses of $120,775. Losses from the discontinued operations for the year ended December 31, 1998 were $58,302. These losses along with the Company's result of operations for the year ended December 31, 1997 were recorded as loss from discontinued operation in the December 31, 1997 financial statements. The Shareholders further approved the Company's board of directors to seek and negotiate a reverse-takeover-type merger.

NOTE 3 - RELATED PARTY TRANSACTIONS

     Agreement - During March 1998, the Company entered into an agreement with Phoenix, Ink. (a company owned by an officer and shareholder of the Company) wherein the Company agreed to issued 4,600,000 shares of common stock to Phoenix, Ink. or it's designees in consideration for Phoenix, Ink purchasing the remaining assets and assuming full responsibilities for all the remaining liabilities of the Company and providing the Company with $50,000 in cash. [See Note 2]

     Common Stock - During April, 1998 the Company issued 200,000 shares of common stock to NHE in consideration for the cancellation of 3,000,000 shares of preferred stock.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 4 - CAPITAL STOCK

     Preferred Stock - On November 18, 1996 the Company's Board of Directors approved to increase the authorized preferred shares from 5,000,000 to 7,000,000 with the par value to remain unchanged. The Company's 7,000,000 authorized shares of preferred stock have a $.001 par value with such rights, preferences and designations, and to be issued in such series as determined by the Board of Directors.

     On August 1, 1995, the Company agreed to designate and issue 3,000,000 shares of preferred stock to NHE in accordance with the NHE purchase agreement. The preferred stock has been designated by the board of directors as Series A preferred stock. The preferred shares are convertible to common shares at the rate of 75,000 shares for the first $500,000 of annual earnings and 75,000 shares for each $100,000 thereafter. The preferred shares have no voting rights. The preferred stock also has a liquidation preference of $.01 per share and a preference to receive any declared dividends before the common stockholders receive a dividend. During April 1998, the Company issued 200,000 shares of common stock in consideration for the cancellation of 3,000,000 share of preferred stock.

     Common Stock - During March 1998, the Company issued 4,600,000 shares of common stock to Phoenix, Ink. (a company owned by an officer and shareholder of the Company) or it's designees in consideration for assuming all the remaining liabilities of the Company [See Note 2].

     Stock Options - The following table reflects the current non-compensatory options outstanding as of June 30, 1999:

      Number       Exercise        Number of            Option
     of Shares       Price     Shares Exercised       Outstanding         Vesting Date       Expiration Date
     ---------     ---------     -------------       -------------        -------------       -------------
      360,000        $.67           262,500             97,500           July 18, 1996        July 18, 1999
      412,500        $.67           300,000            112,500          August 31, 1996       August 31, 1999

NOTE 5 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax and any available operating loss or tax credit carry forwards. At June 30, 1999, the company has available unused operating loss carryforwards of approximately $2,100,000 which may be applied against future taxable income and which expire in various years through 2018. The amount and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effect of which cannot be determined. Because of the uncertainties surrounding the realization of the loss carry forwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance for the six months ended June 30, 1999 was a decrease of approximately $0. Because operations have ceased and with the substantial changes in the Company's ownership [See Note 2] it is doubtful that these tax benefits will ever be realized as there is an annual limitation on the amount of carryforwards which can be utilized.

                                 HOMEQUEST, INC.
                          [A Development Stage Company]

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 6 - COMMITMENTS AND CONTINGENTCIES

     Management believes that the Company is not liable for any existing liabilities related to its former operations, as the amounts were assumed by Phoenix, Ink. [See Note 2]. At June 30, 1999, there was still approximately $45,000 in unpaid contingent commissions payable and refunds payable that were assumed by Phoenix, Ink. The unpaid commissions are contingent upon collection of the related accounts receivable which were also assumed by Phoenix InK. There is the possibility that creditors and others seeking relief, which if not paid by Phoenix, Ink., may cause the Company to be included in claims and or lawsuits. The Company is not currently named nor is it aware of any such claims or suits against the Company. No amounts have been reflected or accrued in these financial statements for any contingent liability.

NOTE 7 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has recently sold their business operations and assets and is considered a development stage company with no on-going operations. In addition, the Company has experienced losses since inception, and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise additional funds through loans and/or through additional sales of its common stock or through the proposed acquisition of another company by issuing common stock. There is no assurance that the Company will be successful in raising this additional capital or finding a suitable acquisition.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to obtain additional financing, establish profitable operations or locate another company to acquire.

NOTE 8 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the periods ending June 30, 1999:

                                                                       For the Six      Cumulative from
                                                                      Months Ended       March 1, 1998
                                                                        June 30,            through
                                                                          1999           June 30, 1999
                                                                        ------------       ------------
     Loss available to common stockholders used in
        Loss per share                                                  $     (6,428)      $    (19,664)
                                                                        ------------       ------------
     Weighted average number of common shares used
        in earnings per share outstanding during the period                7,200,000           6,300582
                                                                        ------------       ------------

     Dilutive earnings per share was not presented as its effect is anti-dilutive. The Company had at June 30, 1999, options to purchase 210,000 shares of common stock, respectively, at a price of $.67 per share, that were not included in the computation of diluted earnings per share because their effect was anti-dilutive.